Exhibit 99.1

Hi everyone,

My name is Grace Harlow and I am an Appraiser on the Masterworks acquisitions team.

Our current offering is a painting by Sam Gilliam. The Painting was created a year after Gilliam became the first African American artist to represent the United States at the 36th Venice Biennale and during one of the most celebrated periods of Gilliam’s career.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 75 examples of Gilliam’s work from around the world, some of which are priced in excess of $2 million. This is the seventh work we have selected from these examples to be offered on the Masterworks platform.

Our latest offering is an exemplary painting from the “Slice” series titled “xSxoxnxgx xTxrxoxpxixex.” The Painting belongs to a series of works referred to as “Slice” paintings and is stretched on a custom-made stretcher with a beveled-edge. Examples from the “Slice” series are some of the most commercial among the artist’s body of work. They have been featured in important museum exhibitions and continue to represent the artist’s highest auction records. The artist’s recent success has led to nine of his top ten auction records being set since the beginning of 2018.

As of August 2022, the records for Gilliam’s beveled-edge paintings from 1967 to 1973 are led by “Lady Day II” (1971), which is larger than the Painting and sold for $2 million at Christie’s, New York on November 15, 2018, “Atmosphere” (1972), which is larger than the Painting and sold for $1.8 million at Sotheby’s, New York on November 18, 2021 and “Pac” (1970), which is larger than the Painting and sold for $1.4 million at Christie’s, New York on November 14, 2019.

Between September 1999 to November 2021, auction sales of similar works to our Offering have increased at an estimated annualized appreciation rate of 30.6%.